The purpose of the amendment to the registrant's 4-26-2013 filing of Form N-SAR/B is due to a modification of the MFS Global Real Estate Fund's financial statements to correct the erroneous reclassification of a corporate action as a return of capital. The correction of the error resulted in an increase in dividend income and cost of investments and a reduction in unrealized gain on investments over previously reported amounts.